EXHIBIT (d)(2)

EXECUTION COPY

October 11, 2006

Diamond Resorts, LLC

3745 Las Vegas Blvd., South

Las Vegas, Nevada 89109

Attention: Stephen J. Cloobeck

Colony Capital Acquisitions LLC

1999 Avenue of the Stars,

Suite 1200

Los Angeles, California 90067

Attention: Jonathan Grunzweig

Ladies and Gentlemen:

This letter agreement, when countersigned by you in the space indicated below, sets forth the agreement of Sunterra Corporation (“Sunterra”) with Diamond Resorts, LLC (“Diamond”) and Colony Capital Acquisitions LLC (“Colony”) as follows:

1. Diamond and Colony have advised Sunterra that together they are considering the possible acquisition of Sunterra pursuant to a negotiated transaction in which Sunterra’s stockholders would receive an attractive premium price in cash for their shares. In connection therewith, the parties hereto have entered into agreements relating to, among other things, the furnishing of information by Sunterra and the non-disclosure of such information by Diamond and Colony, respectively (the “Confidentiality Agreements”).

2. In consideration of the matters referred to in paragraph 1 hereof, Sunterra agrees that from and after the date hereof until the close of business, Las Vegas, Nevada time, 14 days after the date of this Agreement (the “Exclusivity Period”), neither Sunterra nor any of its subsidiaries, nor any of their respective officers, directors, employees, representatives or agents (including, without limitation, any investment banker, attorney or accountant retained by Sunterra or any of its subsidiaries), will, directly or indirectly, initiate or solicit (including by way of furnishing non-public information or assistance) (i) any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal, with respect to Sunterra’s North American business operations,. or (ii) enter into any transaction which could reasonably be expected to result in a material change to the North America business operations.

For purposes of this letter agreement, “Acquisition Proposal,” with respect to Sunterra’s North American business operations, shall mean any of the following: (i) any merger, consolidation, share exchange or acquisition (involving more than 50% of the outstanding voting shares of Sunterra), business combination, or other similar transaction involving Sunterra or Sunterra’s North American business operations; or (ii)

October 11, 2006

any sale, lease, exchange, mortgage, pledge, transfer or other disposition to another person or entity of all or substantially all the assets of Sunterra or Sunterra’s North American business operations, in a single transaction or series of related transactions.

3. Sunterra further agrees that during the Exclusivity Period, neither Sunterra nor any of its subsidiaries will enter into any definitive agreement providing for (i) any merger, consolidation, share exchange or acquisition, business combination, or other similar transaction pursuant to which control of Sunterra’s European business operations would be transferred to another person or entity; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to another person or entity of all or substantially all of the assets of Sunterra’s European business operations, in a single transaction or series of related transactions (iii) any other transaction which could reasonably be expected to result in a material change to Sunterra’s European business operations.

4. Dining the Exclusivity Period, Diamond and Colony shall review the information previously received by them, together with any other information that may be furnished to them by Sunterra and/or its representatives during the Exclusivity Period, to determine if they are interested in making a non-binding proposal regarding the acquisition of Sunterra. Sunterra shall make a good faith attempt to provide, within a reasonably prompt time period, the information requested by Diamond and Colony prior to the date hereof (other than Items 12 and 13), and any additional clarifying information related thereto as may be reasonably requested by Diamond and Colony.

5. Diamond and Colony agree that all (i) communications regarding a proposed acquisition of Sunterra, (ii) requests for additional information, (iii) requests for facility tours or management meetings, and (iv) discussions or questions regarding procedures, will be submitted or directed only to Merrill Lynch & Co. Diamond and Colony further agree that under no circumstances will they or their representatives discuss or otherwise communicate any aspect of a proposed acquisition of Sunterra to any member of the management of Sunterra. Sunterra acknowledges that certain officers of Diamond may interact socially with certain officers of Sunterra and that no inference of a breach of this paragraph 5 is to be drawn by the fact that such persons may interact with each other on such social basis.

6. Prior to or at the conclusion of the Exclusivity Period, Diamond and Colony, if they continue to be interested in doing so, may make a non-binding indication of interest (“Indication of Interest”) to acquire Sunterra. The Indication of Interest will set forth information regarding price, sources of equity and debt financing, proposed capitalization, further due diligence requirements, required approvals and timing. The Board of Directors shall review any such Indication of Interest presented to them by Diamond and Colony as promptly as practicable, with a view to responding by 5 days after end of Exclusivity Period. If an Indication of Interest is made that the Board of Directors of Sunterra, in its sole and absolute discretion, determines to be attractive and worthy of additional consideration, men Sunterra, by written notice to Diamond and

October 11, 2006

Colony, shall extend the Exclusivity Period to a date that is three weeks following the date of the written notice to Diamond and Colony.

7. The matters set forth herein are subject to all of the provisions of the Confidentiality Agreements signed by Diamond and Colony, respectively.

8. Bach party hereto shall be solely responsible for and shall pay and discharge all of the costs and expenses incurred by such party as a result of the matters set forth herein.

9. This letter agreement shall be governed by and construed in accordance with the laws of the State of New York.

10. This letter agreement shall terminate and be of no further force and effect at the close of business, Las Vegas, Nevada time, 14 days after the date of this Agreement, unless extended by Sunterra pursuant to paragraph 6 above, in which event this letter agreement shall expire on the date set forth in the written notice referenced therein.

11. This letter agreement may be executed in any number of counterparts, each of which when so executed shall be deemed an original, but such counterparts shall together constitute one and the same letter agreement.

[SIGNATURE PAGE FOLLOWS]

October 11, 2006

Please evidence your agreement to the foregoing by executing and returning the enclosed duplicate copy of this letter upon which this letter agreement shall become our mutually binding agreement.

Very truly yours,

Sunterra Corporation

By:	/s/ Frederick C. Bauman
	Name:	Frederick C. Bauman
	Title:	VP/General Council

Accepted and Agreed to

as of the date first written above:

Diamond Resorts, LLC

By:	/s/ Richard Cloobeck
	Name:	Richard Cloobeck
	Title:	Exec VP / GC

Colony Capital Acquisitions LLC

By:	/s/ Jonathan
	Name:	Jonathan
	Title:	Principal